Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report
Collection Period Ended   28-Feb-2022

Amounts in USD

Dates

Collection Period No.	44			
Collection Period (from... to)	1-Feb-2022	28-Feb-2022		
Determination Date	11-Mar-2022			
Record Date	14-Mar-2022			
Distribution Date	15-Mar-2022			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2022	15-Mar-2022	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2022	15-Mar-2022	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	121,950,000.00	87,857,412.60	76,676,005.08	11,181,407.52	91.688459	0.628750
Total Note Balance	**1,384,950,000.00**	**87,857,412.60**	**76,676,005.08**	**11,181,407.52**		
Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33			
Adjusted Pool Balance	1,420,462,333.05	123,368,970.93	112,187,563.41			
Yield Supplement Overcollateralization Amount	87,929,652.04	5,678,317.50	5,057,539.05			
Pool Balance	**1,508,391,985.09**	**129,047,288.43**	**117,245,102.46**			

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.281140%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	3.150000%	230,625.71	1.891150	11,412,033.23	93.579608
Total		**$230,625.71**		**$11,412,033.23**	

Amounts in USD

Available Funds | Distributions

Available Funds		Distributions	
Principal Collections	11,500,273.19	(1) Total Servicing Fee	107,539.41
Interest Collections	380,147.38	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	22,608.13	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	67,348.03		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	230,625.71
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	116.54	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**11,970,493.27**	(6) Regular Principal Distributable Amount	11,181,407.52
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**11,970,493.27**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	450,920.63
		Total Distribution	**11,970,493.27**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	107,539.41	107,539.41	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	230,625.71	230,625.71	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	230,625.71	230,625.71	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	230,625.71	230,625.71	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,181,407.52	11,181,407.52	0.00
Aggregate Principal Distributable Amount	11,181,407.52	11,181,407.52	0.00

Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	27.24
minus Net Investment Earnings	27.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	27.24
Net Investment Earnings on the Collection Account	89.30
Investment Earnings for the Collection Period	116.54

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	129,047,288.43	13,727
Principal Collections	8,244,103.51	
Principal Collections attributable to Full Pay-offs	3,256,169.68	
Principal Purchase Amounts	0.00	
Principal Gross Losses	301,912.78	
Pool Balance end of Collection Period	117,245,102.46	12,973
Pool Factor	7.77%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.62%
Weighted Average Number of Remaining Payments	52.73	17.52
Weighted Average Seasoning (months)	14.04	53.94

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	115,928,595.09	12,883	98.88%
31-60 Days Delinquent	957,950.55	67	0.82%
61-90 Days Delinquent	248,486.24	16	0.21%
91-120 Days Delinquent	110,070.58	7	0.09%
Total	117,245,102.46	12,973	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.306%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	301,912.78	11	23,573,465.87	901
Principal Net Liquidation Proceeds	21,817.62		6,955,337.39	
Principal Recoveries	64,940.63		10,086,188.81	
Principal Net Loss / (Gain)	215,154.53		6,531,939.67	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	2.097%
Prior Collection Period	(0.384%)
Second Prior Collection Period	0.597 %
Third Prior Collection Period	(1.455%)
Four Month Average	0.214%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.433%
Average Net Loss / (Gain)	7,249.66

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.